Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-130315 on Form S-3 and Registration Statements No. 333-122737 and No. 333-129781 on Form S-8 of our reports dated March 16, 2006, (which report expresses an unqualified opinion and includes an explanatory paragraph related to changes in accounting for financial instruments with characteristics of both liabilities and equity and for changes in accounting for conditional asset retirement obligations), management’s report on the effectiveness of internal control over financial reporting, relating to the consolidated financial statements of Copano Energy, L.L.C., and our report dated March 29, 2005, relating to the financial statements of Webb/Duval Gatherers, all appearing in this Annual Report on Form 10-K of Copano Energy, L.L.C. for the year ended December 31, 2005.

/S/ DELOITTE & TOUCHE LLP

Houston, Texas
March 16, 2006